

Russ Vering · 3rd

Chief Financial Officer at Viroment Capital

Omaha Metropolitan Area · Contact info

500+ connections

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Viroment Capital

University of Nebraska-Lincoln

Experience

Chief Financial Officer
Viroment Capital
Oct 2020 – Present · 1 yr

Chief Financial Officer
Viroment Equity
Jan 2020 – Present · 1 yr 9 mos

Vice President of Nutrition
Frontier coop
Sep 2019 – Present · 2 yrs 1 mo
Lincoln, Nebraska Area

External Advisor
University of Nebraska-Lincoln
Jan 2016 – Present · 5 yrs 9 mos

Lincoln, Nebraska Area

Share and discuss strategies and plans for building a stronger UNL agriculture department.

Managing Member

Central Plains Milling

Jan 1994 – Present · 27 yrs 9 mos

Howells, Nebraska

I believe in making the complex simple and raising the level of expectation for advice and service in livestock agriculture.



Home Central Plains Milling - Livestock Fe...

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Education

University of Nebraska-Lincoln

Bachelor's degree, Animal Sciences

1990 – 1994

Activities and Societies: University of Nebraska Wrestling team

Varsity letterman at 190lbs.

Volunteer experience

Board Member

National Pork Producers Council

Mar 2019 – Present • 2 yrs 7 mos

Politics

Skills & endorsements

Strategic Planning

Customer Service